Equipment Loan for NY Battery Storage Project

Regulation Crowdfunding Form C

Offering Statement

Adaptive Infrastructure Inc. - NTP / Safe-Harbor

Target Offering Amount: $250,000

Maximum Offering Amount: $500,000

Interest Rate per Year: 10%

Maturity Date: 04/01/2028

Minimum Investment: $10

Incremental Amounts: $1

Table of Contents

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In addition, payments to investors may be delayed or restricted pursuant to the terms of the Promissory Note, including requirements related to the Payment Reserve Account and other covenants. Investors should review the Promissory Note, the Payment Reserve Control Agreement, and any Security/Pledge Agreement attached as exhibits, which govern these limitations.

In making an investment decision, Investors must rely on their examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any Offering Materials.

These securities are offered herein under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C and the Offering Materials, the words *estimate, project, believe, anticipate, intend, expect,* and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements. Statements about repayment timing and loan performance assume continued compliance with the Payment Reserve requirements and other covenants in the Promissory Note and related agreements. Actual results may differ if payments are deferred or prohibited under that agreement. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors may have limited voting rights or other rights; Investors should not expect to be able to resell their securities. There is no public market for these securities, and no such market is expected to develop. Investments in crowdfunding offerings are speculative, illiquid, and involve substantial risk, including the possible loss of the entire amount invested. Investors must read the entire Form C and all exhibits before investing. In addition, payments to investors may be delayed or restricted pursuant to the terms of the Promissory Note, including any future Subordination Agreement if applicable.

Investors should also note that funds disbursed in error in violation of Regulation Crowdfunding, including where investor cancellations are not properly honored, are subject to a mandatory Clawback. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer is obligated to return those funds in full to an escrow or administrative account designated by Climatize Earth Securities LLC. This Clawback obligation survives repayment of the Note and is not subject to setoff, withholding, or delay.

Updates

Updates regarding the Offering, including status, funding progress, and material changes, if any, will be posted on the Offering Page on the Climatize Platform at https://climatize.earth (the "Offering Page"). These updates will be provided in accordance with applicable Regulation Crowdfunding requirements, including notice and reconfirmation obligations in the event of a material change.

About this Form C

The Offering is being made through Climatize Earth Securities LLC ("Climatize") in its capacity as a registered funding portal intermediary. Information about Adaptive Infrastructure Inc. (the "Issuer") is provided on the Offering Page maintained for this Offering by Climatize, which is located on the Climatize Platform (https://climatize.earth/). Material documents such as the Project Summary dated [DATE], the Term Sheet dated [DATE], and the Promissory Note dated [DATE] are attached as exhibits, may be updated from time to time, and are expressly incorporated by reference into this Form C.

In addition to its role as intermediary, Climatize also serves as Administrative Agent on behalf of Investors pursuant to the Offering Materials, including all material documents.

Investors should rely only on the information contained in this Form C when considering an investment. The Issuer has not authorized anyone to provide additional or different information beyond what is included in this Form C. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained herein is believed to be accurate, in all material respects, only as of the date of the Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements regarding the content of any agreements or documents included herein are summaries only and may be selective or incomplete. These statements are qualified in their entirety by reference to the actual agreements or documents, which materially affect Investor rights.

By subscribing to this Offering, investors agree to be bound by the terms of the Promissory Note and related agreements, including limitations on payments and covenants related to the Payment Reserve Account and any pledged collateral, as described in the Offering Materials.

The Issuer will provide the opportunity to ask questions of and receive answers from the Issuer's management concerning the terms and conditions of the Offering, the Issuer, or any other relevant matters, and any additional reasonable information to any prospective Investor before the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Issuer contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale in all 50 states, Washington, D.C., and U.S. territories. Restrictions on reselling are detailed in Appendix 1.

Capitalized terms in this document shall have the meaning set forth in Regulation Crowdfunding, 17 C.F.R. § 227.100 et seq., in common financial usage, or as defined in Appendix 5.

Attestations

Requirements for Filing Form C

The Issuer, with its principal place of business at 19400 Buckingham Way, Germantown, Maryland, 20874 and its website address https://www.adaptiveinfrastructurepartners.com/ has certified that all following statements are TRUE, in all material respects, for the Issuer in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the Issuer was required to file such reports).

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer acknowledges that Climatize serves as both the registered intermediary and the Administrative Agent for Investors in the Offering.

This attestation is made with the understanding that it may be relied upon by Climatize for legal and official purposes. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

This Agreement shall be construed and interpreted by the laws of the State of Delaware.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Adaptive Infrastructure Inc.

Morris Cox

By: _____
Name: Morris Cox
Title: Chief Executive Officer
Date: December 23, 2025

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment is in the Issuer, Adaptive Infrastructure Inc..

About Adaptive Infrastructure Inc.

Adaptive Infrastructure Inc. ("Adaptive") is a clean energy development company focused on building resilient infrastructure that supports the transition to a low-carbon grid. Adaptive develops, finances, and operates distributed energy storage projects that provide reliable power where it is most needed. By advancing energy storage systems, Adaptive supports utilities and communities in addressing grid congestion, ensuring energy reliability, and enabling greater integration of renewable energy.

Adaptive is the sponsor and guarantor of the Equipment Loan for NY Battery Storage Project project. The company brings together expertise in project finance, engineering, and energy market operations to deliver solutions that align with utility requirements and community needs. Adaptive's business model is centered on creating long-term value by progressing projects from early development through financing and construction, securing revenue contracts, and delivering operational assets.

Adaptive is working with Climatize Earth Securities LLC ("Climatize"), an SEC-registered crowdfunding portal, to raise capital under Regulation Crowdfunding. Through this Offering, investors purchase fractional interest in a single loan (a Promissory Note). The loan is administered by Climatize as Administrative Agent. Investor rights and protections are defined in the Note and related Offering Documents whose terms are summarized in this Form C. The structure is designed to provide transparency and clear rules for how payments are made and to give investors added protections.

About Equipment Loan for NY Battery Storage Project

The Equipment Loan for NY Battery Storage Project, also referred to as the New Krumkill Battery Energy Storage System (BESS), is a planned standalone lithium-ion battery storage facility near 13 Hopi Street, Albany, New York. The current project configuration is approximately 4.5 MW / 15 MWh. A portion of the capacity (2.2 MW / 9 MWh) is intended to provide Non-Wires Alternative (NWA) or flexibility services to National Grid, with the remaining capacity expected to participate in a merchant value stack (including NYISO and VDER-related revenues).

Proceeds from this offering are intended to fund project-specific equipment deposits and payments (including battery containers, power conversion system equipment, transformer, and balance-of-system components) in an amount designed to satisfy the federal investment tax credit/direct-pay "beginning of construction" requirements using the 5% safe-harbor approach, and to advance the project toward Notice to Proceed. The offering may also be used to refinance a sponsor-advanced bridge if the sponsor pre-funds safe-harbor-eligible equipment costs prior to the closing of this offering.

The project is currently modeled at an all-in cost of approximately $5.1 million, implying a 5% safe-harbor threshold of roughly $255,000 of qualifying costs.

The Offering

Purpose of the Offering

This Offering is intended to provide targeted near-term capital to advance the Issuer's New Krumkill Battery Energy Storage System (BESS) project toward Notice to Proceed by funding project-specific equipment expenditures designed to satisfy the federal investment tax credit/direct-pay "beginning of construction" requirements using the 5% safe-harbor approach. Proceeds are expected to be used primarily for deposits and payments on major BESS components such as battery containers, power conversion system equipment, transformers, and other balance-of-system items.

In addition, if the sponsor has advanced funds prior to the close of this Offering to pre-fund the same safe-harbor-eligible equipment costs, Offering proceeds may be used to refinance or reimburse that sponsor-advanced bridge, in each case for costs consistent with the stated purpose above.

Nothing in this Offering or the Promissory Note should be construed as a guarantee that the project will achieve Notice to Proceed, reach commercial operation, obtain any particular incentive amount, secure construction financing, or generate revenue. The Issuer will not be liable for failure to complete the project provided that Offering proceeds are used in accordance with the Offering Materials and applicable agreements.

As part of this financing, Adaptive will also set aside money in a Payment Reserve Account to help protect investors and provide a safeguard ensuring scheduled payments.

Use of Proceeds

The Issuer is seeking to raise $250,000 (the "Target Offering Amount") to $500,000 (the "Maximum Offering Amount").

	Target Offering Amount	Maximum Offering Amount
Net Proceeds	$236,250.00	$472,500.00
Origination Fee (5%)	$12,500.00	$25,000.00
Servicing Fee (0.5% annually)	$1,250.00	$2,500.00
Total Offering Proceeds	**$250,000.00**	**$500,000.00**

Use of Net Proceeds: Projects

Offering proceeds will be used to fund project-specific equipment deposits and payments for the New Krumkill BESS to satisfy the federal ITC/direct-pay 5% safe-harbor requirements and advance the project toward Notice to Proceed. A portion of the funds will also go into a Payment Reserve Account, which acts as a reserve for investors by setting aside money to cover scheduled interest payments if needed. The reserve will be sized at one quarterly interest payment.

Use of Net Proceeds: Legal & Accounting

Routine expenses such as legal, accounting, insurance, digital transfer agent, escrow, and banking fees will be paid by the Issuer.

Financing Terms

An Origination Fee equal to 5.00% of the Offering Amount raised, payable in full on the Issuance Date, plus an annual Servicing Fee of 0.50% for the Term of Loan. Other filing fees or third-party fees may apply.

Directors, Officers, and Employees

The following individuals currently serve as directors or executive officers of the Issuer. All directors also serve on the Issuer's governing board.

Morris Cox

Employer: Adaptive Infrastructure Inc.

Principal Occupation: Founder, Adaptive Infrastructure Inc.
Dates of Service: October 2022 – Present

Employer's Principal Business: Battery Energy Storage and Renewable Infrastructure Development
Responsibilities: Leads development of distributed battery energy storage systems across the U.S., including a 200 MW portfolio in Texas. Oversees strategy, project development, and financing activities.

Employer: Octopus Renewables (London, UK)

Principal Business: Renewable energy investment and asset management
Title: Senior Associate
Dates of Service: December 2021 – September 2022
Responsibilities: Managed and originated renewable energy investments across Europe, supporting one of the largest portfolios of solar and onshore wind assets. Worked with a 70+ person team managing over 250 generating companies and £250m+ in revenue.

Employer: Natixis CIB Americas (New York, NY)

Principal Business: Debt capital markets and infrastructure finance
Title: Vice President, Origination & Structuring – Infrastructure
Dates of Service: July 2018 – December 2021
Responsibilities: Structured and arranged debt financings for infrastructure and energy projects across North and Latin America. Advised sponsors including Engie, Tokyo Gas, Cheniere Energy, and EIG Global Energy Partners. Supported utility-scale solar, wind, and natural gas pipeline financings.

Employer: BlocPower (New York, NY)

Principal Business: Clean energy retrofits and distributed energy projects
Title: Chief Investment Officer
Dates of Service: January 2013 – June 2018
Responsibilities: Oversaw capital raising and project financing for clean energy retrofits and microgrids in multifamily and commercial buildings across the U.S. Structured equity and debt investments, secured third-party project financing, and managed investor relations. Projects included a $10m Bronx Healthy Buildings Fund, a $50m NYC community microgrid with solar and battery storage, and financing for 300+ individual retrofit projects statewide.

Employer: Lightview Capital (New York, NY)

Principal Business: Private equity investment in business services and technology sectors
Title: Associate
Dates of Service: January 2013 – February 2014

Responsibilities: Conducted investment screening, due diligence, and financial modeling for middle-market acquisition opportunities. Supported management teams with post-acquisition growth planning and structured financing.

Principal Security Holders

Name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of twenty (20) percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Morris Cox is the sole owner of Adaptive Infrastructure Inc. and holds 100% of the voting power.

Current Employees

As of the date of this Form C, the issuer currently has zero (0) full-time employees. The Issuer does not currently employ any part-time or seasonal staff.

Terms of the Offering

Summary

You are purchasing a Debt Note. Below is a summary of the terms the Issuer is offering (the "Offering").

Security

- Instrument: NTP / Safe-Harbor

- Target Offering Amount: $250,000

- Maximum Offering Amount: $500,000

- Interest Rate: 10% per annum (fixed)

- Offering Period: 12/23/2025; the Issuance Date is the first day immediately following a valid closing

- Term: 24-months from the Issuance Date (the first day immediately following the Offering Close Date)

The Notes are governed by a Promissory Note and Term Sheet, and, if applicable in the future a Subordination Agreement, each of which are incorporated by reference into this Form C. Capitalized terms not defined herein are defined in those documents or in Appendix 5.

Minimum Investment

The minimum investment for this Offering is $10, and additional amounts may be invested in increments of $1 thereafter.

Terms & Conditions: NTP / Safe-Harbor

Summary Description. This Offering provides NTP and safe-harbor bridge financing through promissory notes (the "Notes") to support the early-stage advancement of the Equipment Loan for NY Battery Storage Project, also referred to as the New Krumkill Battery Energy Storage System (BESS), a planned approximately 4.5 MW / 15 MWh standalone battery energy storage facility near 13 Hopi Street, Albany, New York.

Proceeds will be used primarily for deposits and payments on project-specific BESS equipment (including battery containers, power conversion system, transformer, and balance-of-system components) intended to satisfy federal Investment Tax Credit beginning-of-construction requirements under the five percent safe harbor and to move the Project toward notice to proceed; proceeds may also be used to reimburse the Sponsor for qualifying equipment costs it advances prior to the close of the Offering.

The Issuer expects to repay the Notes at or before maturity from the proceeds of project financing and incentive monetization, including federal ITC/direct-pay and, if awarded, a retail storage incentive.

The Notes are secured obligations of the Issuer, collateralized by the equipment purchased with Note proceeds (and related project collateral as described in the security documents) and guaranteed by

Adaptive Infrastructure Inc.. Nothing in this Offering or the Promissory Note shall be construed as a guarantee that the Project will be completed, achieve commercial operation, or generate revenue.

Repayment Terms.

- Interest Only: Accrued and unpaid interest is due quarterly on January 1, April 1, July 1, and October 1. The first payment may be a short "stub" period from the Issuance Date to the first scheduled payment date.

- Maturity: All unpaid interest and principal are due in full on the 24-month maturity date (balloon).

- Payment: The Issuer may prepay the Note at any time without penalty; accrued interest through the prepayment date remains due.

- Payment Reserve: A Payment Reserve Account will be funded at closing and held under Administrative Agent control. The Minimum Reserve equals one quarterly interest payment. The reserve may be used solely to support scheduled payments pursuant to the Payment Waterfall and must be replenished if drawn.

Collateral.

The Notes are intended to be secured obligations of the Issuer. The Issuer will grant a security interest in, and lien on, substantially all of the Issuer's right, title, and interest in the following collateral, in each case to the extent owned by the Issuer and to the extent pledgeable and assignable:

(i) all equipment and other tangible personal property purchased with Offering proceeds (including battery containers, power conversion system equipment, transformer, and related balance-of-system components), together with all replacements, substitutions, accessions, warranties, and proceeds thereof;

(ii) interconnection-related rights and refundable deposits and fees;

(iii) material project contracts and contractual rights (including site control agreements and any revenue or services agreements), and claims and proceeds thereunder;

(iv) permits, entitlements, and incentive-related rights and receivables, and proceeds thereof, to the extent permitted by applicable law;

(v) a pledge of the equity interests in the Issuer; and

(vi) the Payment Reserve Account (if established) and funds on deposit therein, together with related deposit account control arrangements. The Notes are expected to function as a bridge that is repaid or refinanced through proceeds of project financing and incentive monetization, and the Offering materials will describe the anticipated capital stack and relative ranking among financing layers.

Investor rights to collateral may be subordinated in the future in connection with senior construction or term financing pursuant to a subordination or intercreditor agreement; any such arrangement may limit enforcement rights while senior debt is outstanding and may grant priority to a senior lender with respect to some or all collateral and related proceeds.

The Issuer's obligations are also **guaranteed by Adaptive Infrastructure Inc.**. Investor rights to collateral may be subordinated in the future to a senior lender pursuant to a Subordination or Intercreditor Agreement.

Use of Proceeds Restrictions.

Proceeds must be used solely for project-specific equipment and related costs for the New Krumkill BESS NTP and safe-harbor strategy, including:

- Deposits and payments under equipment supply agreements, purchase orders, or similar instruments for major BESS components, including battery containers, power conversion system equipment, transformers, and balance-of-system components.

- Shipping, delivery, storage, insurance, and applicable taxes or duties directly attributable to the equipment purchased with Offering proceeds.

- Professional fees and third-party costs directly related to (i) equipment procurement and payment administration, and (ii) documenting and perfecting the Note collateral and safe-harbor compliance (including lien filings and related legal work).

- Capitalization of the Payment Reserve Account, if established and described in the Offering Materials.

- Reimbursement or refinancing of sponsor-advanced bridge amounts, but only to the extent such advances were used to pay documented, project-specific, safe-harbor-eligible equipment costs consistent with this section.

Proceeds may not be used for general corporate overhead, salaries, bonuses, distributions, or unrelated corporate or project expenses, and may not be used to repay or refinance other obligations except as expressly permitted above for sponsor-advanced qualifying equipment costs.

Permitted Financing and Distributions.

The Issuer may obtain tax equity, construction debt, or project-level financing for the Albany project. These financings will not trigger acceleration or prepayment of the Notes, provided the Issuer remains current on obligations and collateral is not impaired. Distributions may not be made from Offering proceeds and must comply with the Payment Waterfall.

Payment Waterfall.

Distributions from the Payment Reserve Account and project cash flows will follow this order of priority:

1. Reimbursement of unpaid administrative or compliance expenses
2. Accrued interest payable to Investors
3. Principal repayment to Investors
4. Replenishment of the Payment Reserve Account
5. Any remaining balance to the Issuer, provided no default exists

Change of Control / Sale of the Issuer

Upon a Change of Control, all outstanding principal and accrued interest becomes immediately due and payable with no prepayment penalty. "Change of Control" means the following:

- The sale or other disposition of all or any substantial portion of the Issuer's assets or equity;

- A change in more than fifty percent (50%) of the voting power of the Issuer; or

- Any merger or reorganization in which those previously in control of the Issuer do not retain at least fifty percent (50%) of the voting power of the resulting entity.

Default

Event of Default. Excluding force majeure, "Event of Default" includes, without limitation, the following:

- Failure to pay any amount when due;

- Breach any material obligation or representation;

- Commencement by or against the Issuer under any insolvency, bankruptcy, creditor adjustment, or debtor rehabilitation laws, state or federal (after 60 days if involuntary);

- Any materially false or misleading statements;

- Improper use of Offering proceeds;

- Dissolution or disqualification of the Issuer; or

- Violation of the Term Sheet or Promissory Note or other Offering Documents.

Notice of Default. Issuer must notify Investors within five (5) days after the occurrence of any default or material adverse event likely to trigger a default.

Remedies. After a 30-day cure period, The Administrative Agent, acting for Investors, may do the following: (1) accelerate the Loan; (2) apply excess cash to principal in accordance with the Payment Waterfall; or (3) restrict or delay payments during a senior lender default or blockage period, if a Subordination Agreement is then in effect. In addition, under the Promissory Note, the Administrative Agent may perfect liens, enforce collateral pledges, take control of the Payment Reserve Account, and pursue other creditor remedies permitted by law.

Description of Securities

The securities are debt notes (the "Notes"), representing a fixed-income obligation of the Issuer. Noteholders are creditors, not owners or equity holders. No equity upside participation or conversion feature is offered. In bankruptcy or liquidation, Noteholders rank below Senior Lenders, if any are later added, and above equity holders. Repayment is not guaranteed and depends on available cash and enforceable of the Offering Documents.

Financial Condition

Forward Looking Statements

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Financial Condition of the Issuer and Financial Statements

The Issuer is a single-asset project entity formed to develop the New Krumkill BESS project, and it has limited operating history.

The financial statements of Adaptive Infrastructure, Inc. (the Sponsor and expected guarantor) for the fiscal years ended December 31, 2023 and December 31, 2024 were prepared in accordance with U.S. generally accepted accounting principles (GAAP) and were reviewed by an independent accountant (review level, not audit) and are included in the Appendix.

Financial Milestones & Anticipated Revenues

Adaptive Infrastructure, Inc. is an early-stage developer and did not report revenue for fiscal years 2023 or 2024. In 2023, it reported a net loss of $13,908, and in 2024 it reported a net loss of $73,893, reflecting expenditures associated with development activities and organizational and professional costs.

Cash Flows

For 2023, Adaptive Infrastructure, Inc. reported net cash used by operating activities of $13,908 and ended the year with $719 of cash. For 2024, it reported net cash used by operating activities of $73,853 and ended the year with $357 of cash.

Liquidity and Capital Resources

Adaptive Infrastructure, Inc. has funded operations primarily through equity contributions and other sponsor support. The reviewed financial statements include a going concern disclosure noting that the company has incurred recurring losses, has no revenues to date, and is dependent on external financing to fund its activities.

Use of Funds for This Offering

Offering proceeds are intended to be used solely for project-specific equipment expenditures for the New Krumkill BESS designed to satisfy federal "beginning of construction" requirements using the five percent safe harbor approach and to advance the project toward Notice to Proceed. This is expected to include deposits and payments on major BESS components (including battery containers, inverters/PCS, transformer, and balance-of-system equipment), as well as related costs directly attributable to those equipment purchases (such as freight, insurance, storage, and taxes, if applicable). Proceeds may also be used to reimburse sponsor-advanced bridge amounts, but only to the extent such advances were used to pay documented, project-specific, safe-harbor-eligible equipment costs consistent with the Offering purpose. Proceeds may not be used for general corporate overhead, salaries, bonuses, distributions, or unrelated expenses.

Capitalization and Indebtedness

Adaptive Infrastructure, Inc. has had minimal liabilities reflected in its reviewed financial statements and has not reported senior institutional debt in those statements.

The Notes issued in this Offering are intended to be secured obligations of the Issuer, with collateral expected to include the equipment purchased with Offering proceeds (and related project rights and proceeds as described in the security documents). Investor claims to collateral may be subordinated in the future pursuant to a subordination or intercreditor arrangement in connection with senior project financing.

Prior regulation Crowdfunding Raises

The Issuer previously conducted an offering exempt from registration pursuant to Regulation Crowdfunding on the Climatize portal (Grid Reliability for Albany), in which the Issuer raised $124,000 in gross proceeds.

Regulatory Information

Tax

Investors will receive annual tax reporting information related to their investment, including IRS Form 1099-INT or any other required forms. Climatize will prepare a draft of all required tax forms, including the 1099-INT, and submit them to the Issuer for review and approval prior to issuance to Investors. Once approved, Climatize will deliver the finalized tax forms to Investors in accordance with applicable IRS deadlines.

Investors are responsible for keeping their tax identification and contact information current with Climatize and the Issuer to ensure proper delivery of tax documents.

Disqualification

No "Disqualifying Event" has been recorded concerning the Issuer, any of its predecessors, affiliated entities, directors, officers or beneficial owners under Rule 503 of Regulation Crowdfunding.

Annual Reports

The Issuer will electronically file an annual report with the SEC and post it on its website within 120 days of each fiscal year-end. Reports will be posted at: https://www.adaptiveinfrastructurepartners.com/.

The Issuer will continue to comply with the ongoing reporting requirements under Regulation Crowdfunding until one of the following occurs:

1. The Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act;

2. The Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;

3. The Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;

4. All of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or

5. The Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role & Compensation

Climatize is a SEC-registered funding portal; it serves as the intermediary for this Offering under Regulation Crowdfunding. Climatize facilitates investor onboarding, payment processing, tax form assistance, and distribution of interest payments on behalf of the Issuer. Climatize is compensated through:

● A one-time origination fee equal of up to 5.00% of the total Offering Amount, payable at closing; and

● An annual servicing fee equal to 0.50% of the loan principal, payable throughout the Note term.

These fees are paid by the Issuer. Climatize also serves as Administrative Agent for the Investors and coordinates enforcement and payment matters.

Compliance Failures

The Issuer has not previously failed to comply with Regulation Crowdfunding requirements.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Project-Stage and Safe Harbor Risk

The New Krumkill BESS remains pre-NTP. This Offering is intended to fund equipment deposits and payments to support a 5% ITC/direct-pay safe harbor strategy, but there is risk that the project does not satisfy safe-harbor requirements (including qualifying-cost documentation, non-inventory treatment, and continuity) or that expected incentive monetization is delayed, reduced, or not obtained. If the Project does not reach NTP, achieve financial close, or obtain a refinancing takeout as expected, the Issuer may be unable to repay the Notes at or before maturity, and Investors may have to rely on collateral recovery.

Interest-Only Structure and Balloon Payment

The Notes pay interest only during the term, with all principal due as a balloon payment at maturity. If the Project fails to secure construction financing or tax equity investment, the Issuer may not have sufficient funds to repay principal at maturity.

No Current Revenue

The Project is not yet operational and does not generate cash flow. Repayment is not supported by ongoing revenues but depends on future financing and successful project advancement.

Use of Funds Risk

Proceeds will fund the purchase of equipment, amongst other. These activities do not generate revenue and are dependent on the Issuer's ability to raise future capital and execute the Project.

Collateral Liquidity Risk

The collateral securing the Notes will consist primarily of development-stage project assets and equipment-related collateral, including equipment purchased with Offering proceeds and certain related project rights (such as interconnection-related rights and refundable deposits, and assignable project contracts, if any). This collateral may be illiquid, difficult to value, and costly or time-consuming to foreclose upon, store, transport, or sell. In a default or enforcement scenario, the Issuer may be unable to realize sufficient proceeds from the collateral to repay the Notes in full, and Investors could experience a partial recovery or no recovery at all.

Payment Waterfall and Reserve Account Limitations

Repayments follow a strict Payment Waterfall. Distributions to Investors are subordinate to servicing fees, reserve requirements, and other obligations. The Payment Reserve Account is limited to one quarter of interest payments and may not ensure timely or full repayment.

Issuer Liquidity Risk

The Issuer has limited working capital and relies on shareholder loans and new financing. Delays in securing follow-on capital or construction debt could impair repayment of the Notes.

Change of Control Risk

In the event of a Change of Control, all outstanding principal and interest become immediately due. If the Issuer cannot meet this obligation, Investors may experience repayment delays or losses.

Offering Failure Risk

If the Target Offering Amount is not met, the Offering will be canceled, and no Notes will be issued. Although funds will be refunded, project timelines may be disrupted.

Key Personnel Risk

The Issuer's success depends heavily on the continuity and availability of its leadership team. The loss of one or more key executives could delay development milestones or impair performance.

Regulatory Risk

Energy storage policies, interconnection requirements, and utility contracting rules may change. Adverse developments could impact project feasibility.

Crowdfunding Transfer Limitations

This Offering is made pursuant to Regulation Crowdfunding which limits resale of securities for one year and may not be easily tradeable afterward. Investors plan to hold the Note to maturity.

No Equity Participation

Investors are creditors, not equity holders. They are entitled to debt service and do not benefit from long-term upside or ownership.

No Voting or Governance Rights

Investors have no governance authority or voting rights. In bankruptcy or restructuring, their rights may be limited to claims under the Promissory Note.

Exhibit A – Promissory Note

(*Full text of this Promissory Note can be provided upon request. The Promissory Note is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.*)

Exhibit B – Term Sheet

(*Full text of this Term Sheet can be provided upon request. The Term Sheet is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.*)

Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), a FINRA-compliant regulated Funding Portal, to conduct the Regulation Crowdfunding Offering of the Securities. Securities will be delivered electronically.

Remuneration for Climatize

An Origination Fee equal to 5.00% of the Offering Amount raised, payable in full on the Issuance Date, plus an annual Servicing Fee of 0.50% for the Term of Loan. Other filing fees or third-party fees may apply.

Investing Process

To invest in the Offering, Investors must have an Account with Climatize and complete the identity verification (Know-Your-Customer, "KYC") and Anti-Money Laundering ("AML") screening. These checks are performed at no cost to the investor. An investor must be 18 years old. Climatize will collect basic personal information to meet compliance requirements. Non-US residents may be restricted from participating in the Offering depending on local securities laws. Additional information is available at: https://www.climatize.earth/educational-materials/. Investor funds will be held in escrow with North Capital Securities, an independent escrow agent, until the Offering closes.

Progress during an Offering

Climatize will display an investment progress bar and updates regarding the Offering on the Offering Page. Investors may submit questions to the Issuer via the "Discussion" tab on the Offering Page after signing into their account. Climatize will provide notifications about investment commitments, material changes, and Offering status by email.

Target Offering Amount and Maximum Offering Amount

An Issuer selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the Issuer will not receive funds.

Cancellation

Investors may cancel their investment up to 48 hours before the Offering deadline. The intermediary will notify investors when the Target Offering Amount has been met.

If the Target Offering Amount is not met, the Offering will be cancelled, all funds will be returned, and no securities will be issued. If the Issuer meets the Target Offering Amount before the deadline, it may close the Offering early with at least five (5) business days' notice (unless a material change occurs, requiring reconfirmation).

If an investor does not reconfirm after a material change, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Cancellations must be submitted through the Investor's Climatize account. To cancel:

1. Go to your Home Page on the Climatize platform.

2. Find the project in the "My Projects" list.

3. Click on the project, view your investment amount, and select "Cancel Investment".

4. Once canceled, Climatize will initiate a refund to your linked account.

If assistance is needed, please reach out to the Climatize via email: support@climatize.earth.

Early Close

If the Issuer reaches the Target Offering Amount in settled funds before the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Issuer continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the Issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours before the Early Close date, and whether the Issuer will continue to take commitments during the 48 hours.

Material Changes

In the case of a Material Change to the Issuer or the Offering terms during a raise, any Investor with a commitment to the Offering will receive a notification via their email on file of this Material Change and that their investment will be canceled unless the Investor reconfirms their investment within five (5) business days of receipt of the notice. If the Investor fails to reconfirm the investment within five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the Investor. Reconfirmation must be submitted through the Investor's Climatize dashboard. Failure to reconfirm will result in automatic cancellation and refund. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the Issuer plans to allocate investor commitments on a first-come first-served basis. The Issuer is under no obligation to but may choose to accept any additional subscriptions for the Securities once the Issuer has received subscriptions for the maximum amount of the offering. Investors should consider this when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for one year beginning when the Securities were issued unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Issuer. Without limiting the foregoing, the Issuer shall not recognize and shall issue stop-transfer instructions concerning any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Issuer of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Issuer, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Issuer, addressed to the Issuer, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Issuer to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Issuer.

Appendix 2 – Loan Amortization

The amortization schedule can be found in the Table below.

Please note that past performance is not indicative of future returns. As with any investment, projects hosted on Climatize's platform carry a risk of underperformance or loss. This is not investment advice. Investing carries risks. Please do your research before making any investment decisions. This table is subject to change depending on the Issuance Date.

Payment #	Payment Date	Amount	Principal	Interest	Remaining Balance
1	4/1/2026	$616.44	$0.00	$616.44	$250000.00
2	7/1/2026	$6,250.00	$0.00	$6,250.00	$250000.00
3	10/1/2026	$6,250.00	$0.00	$6,250.00	$250000.00
4	1/1/2027	$6,250.00	$0.00	$6,250.00	$250000.00
5	4/1/2027	$6,250.00	$0.00	$6,250.00	$250000.00
6	7/1/2027	$6,250.00	$0.00	$6,250.00	$250000.00
7	10/1/2027	$6,250.00	$0.00	$6,250.00	$250000.00
8	1/1/2028	$6,250.00	$0.00	$6,250.00	$250000.00
9	4/1/2028	$256250.00	$250000.00	$6,250.00	$0.00

Appendix 3 – Financial Statements

ADAPTIVE INFRASTRUCTURE, INC.

Financial Statements

December 31, 2023

C O N T E N T S

Pages



Roy & Associates, CPA P.C.

Registered with the California Board of Accountancy

Independent Accountant's Review Report

To Management,

Adaptive Infrastructure, Inc.

Introduction

We have reviewed the accompanying financial statements of Adaptive Infrastructure, Inc., which comprise the balance sheet as of December 31, 2023 and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services (SSARS) promulgated by the Accounting and Review Services Committee (ARSC) of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Adaptive Infrastructure, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion (Limited Assurance)

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Signed by:

Piyush Roy

3A687A036A154DD...

Piyush Roy, CPA
Roy & Associates CPA, P.C.
License No. 9775
Fremont, California
December 11, 2025

Adaptive Infrastructure, Inc.
Balance Sheet
As of December 31, 2023

		2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	719
Total Current Assets		719
TOTAL ASSETS	$	719
EQUITY		
Common Stock	$	40
Additionl Paid in Capital		14,587
Net Loss		(13,908)
Total Equity		719
TOTAL LIABILITIES AND EQUITY	$	719

The accompanying notes are an integral part of these financial statements.

2

Adaptive Infrastructure, Inc.
Statement of Income
For the Year Ended December 31, 2023

		2024
OPERATING EXPENSES:		
Travel	$	10,330
Softare expenses		938
Meals		817
Rent		670
Utilities		398
Bank fees		385
Legal & accounting services		284
Other expenses		61
Memberships & subscriptions		25
Total Operating Expenses		13,908
NET LOSS	$	(13,908)

The accompanying notes are an integral part of these financial statements.

3

Adaptive Infrastructure, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2023

		2024
Net Loss	$	(13,908)
Net Cash Used By Operating Activities		(13,908)
Cash Flows Provided By Financing Activities:		
Common Stock		40
Additionl Paid in Capital		14,587
Net Cash Provided By Financing Activities		14,627
Cash And Cash Equivalents, Beginning Of Year		-
Cash And Cash Equivalents, End Of Year	$	719

The accompanying notes are an integral part of these financial statements.

4

Adaptive Infrastructure, Inc.
Statement of Equity
For the Year Ended December 31, 2023

	Common Stock		Additional Paid in Capital	Accumulated losses	Total Equity
	# Shares	$ Amount	$ Amount	$ Amount	$ Amount
Balance - April 27, 2023	4,000,000	$ 40	-	-	$ 40
Contribution during the year			$ 14,587	-	14,587
Net Loss for 2023	-	-	-	(13,908)	(13,908)
Balance - December 31, 2023	**4,000,000**	**$ 40**	**$ 14,587**	**$ (13,908)**	**$ 719**

The accompanying notes are an integral part of these financial statements.

5

ADAPTIVE INFRASTRUCTURE, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the year ending December 31, 2023

ORGANIZATION AND NATURE OF BUSINESS

Adaptive Infrastructure, Inc. (the "Company", "we", "ours", "our" or "us") was formed in April, 2023 in accordance with Section 101 of the General Incorporation Law and is registered in the State of Delaware and is located at 874 Walker Road, Suite C, Dover, Delaware 19904, County of Kent. Adaptive Infrastructure's platform sources, develops, and operates distributed battery storage projects that interconnect to the medium voltage distribution grid, where projects can be developed in locations to meet the specific needs of smaller wholesale market participants including rural and municipal co-ops, retail electricity providers, and communities seeking to source their own power.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United State of America (U.S. GAAP). The financial statements include the operations, assets and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary of fairly present the accompanying financial statements.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash consists of amounts on deposit at financial institutions. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAX

The Company is organized as a C Corporation (Inc.). For U.S. federal income tax purposes. The Company accounts for income taxes using the asset and liability method as required by ASC Topic 740. This involves recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred taxes are calculated using enacted tax rates expected to be in effect when these differences reverse. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion will not be realized. Interest and penalties related to uncertain tax positions are recognized as components of income tax expense and included within the related tax liability on the balance sheet. The significant components of income tax expense are separately disclosed. Management has determined the impact of ASC 740 is not material hence no adjustments were recorded in the current year.

COMMITMENT AND CONTINGENCIES

Management did not specify contingent liabilities, some of contingent liabilities are, but not limited to operating lease for rent and are not considered material at the balance sheet date.

ADAPTIVE INFRASTRUCTURE, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the year ending December 31, 2023

REVENUE AND EXPENSE RECOGNITION

Revenue, including any applicable fees, is recognized upon the completion of services or delivery to customers, provided that pricing is fixed or determinable, and collectability is reasonably assured. Incurred expenses related to service provision are recognized as they are accrued. The Company implemented ASU No. 2014-09, "Revenue from Contracts with Customers," effective January 1, 2019. Management has determined that a legally enforceable contract with customers is established based on agreed-upon terms and conditions. Revenue recognition aligns with the completion of service milestones or delivery of products, as specified in contractual agreements. There are no significant post-service performance obligations. Recording revenue involves no significant judgment or uncertainty. The Company does not have any Revenue as of year ended December 31, 2023.

LEASES

The Financial Accounting Standards Board (FASB) issued ASU 2016-02, "Leases" (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability for most operating leases on the balance sheet. For non-public entities, this standard is effective for fiscal years beginning after December 15, 2021. Although early adoption is permitted, the Company currently does not have any leases under the scope of this new standard; therefore, it is not applicable at this time.

GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring operating losses and negative cash flows from operations since inception, has no revenues to date, and is dependent on external financing to fund its activities.

These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued. Management's plans to mitigate these conditions include seeking additional equity or debt financing, reducing discretionary expenditures, and exploring potential strategic partnerships. There can be no assurance that such financing or strategic alternatives will be available on terms acceptable to the Company, or at all. If the Company is unable to obtain sufficient funding, it may be required to delay, scale back, or discontinue certain operational or development activities.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 11, 2025 the date which the financial statements were available.

ADAPTIVE INFRASTRUCTURE, INC.

Financial Statements

December 31, 2024

C O N T E N T S

Pages



Roy & Associates, CPA P.C.

Registered with the California Board of Accountancy

Independent Accountant's Review Report

To Management,

Adaptive Infrastructure, Inc.

Introduction

We have reviewed the accompanying financial statements of Adaptive Infrastructure, Inc., which comprise the balance sheet as of December 31, 2024 and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services (SSARS) promulgated by the Accounting and Review Services Committee (ARSC) of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Adaptive Infrastructure, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion (Limited Assurance)

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Signed by:
Piyush Roy
3A687A036A154DD...

Piyush Roy, CPA
Roy & Associates CPA, P.C.
License No. 9775
Fremont, California
December 11, 2025

Adaptive Infrastructure, Inc.
Balance Sheet
As of December 31, 2024

		2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	357
Total Current Assets		357
TOTAL ASSETS	$	357
LIABILITIES AND EQUITY		
LIABILITIES		
CURRENT LIABILITIES:		
Credit cards	$	40
Total Current Liabilities		40
Total Liabilities		40
EQUITY		
Common Stock		40
Additionl Paid in Capital		88,078
Retained earnings		(13,908)
Net Loss		(73,893)
Total Equity		317
TOTAL LIABILITIES AND EQUITY	$	357

The accompanying notes are an integral part of these financial statements.

Adaptive Infrastructure, Inc.
Statement of Income
For the Year Ended December 31, 2024

	2024
DIRECT COSTS:	
Contract labor	$ 5,850
Gross Loss	(5,850)
OPERATING EXPENSES:	
Travel	29,805
Memberships & subscriptions	16,634
Meals	6,283
Utilities	5,989
Softare expenses	2,321
General business expenses	2,116
Advertising & marketing	1,647
Rent	1,453
Legal & accounting services	1,090
Bank fees	686
Others	19
Total Operating Expenses	68,043
NET LOSS	$ (73,893)

The accompanying notes are an integral part of these financial statements.

Adaptive Infrastructure, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2024

	2024
Net Loss	$ (73,893)
Cash Flows Provided/Used By Operating Activities:	
Increase in current liabilities	40
Net Cash Used By Operating Activities	(73,853)
Cash Flows Provided/Used By Investing Activities:	
Additionl Paid in Capital	73,491
Net Cash Provided By Investing Activities	73,491
Cash And Cash Equivalents, Beginning Of Year	719
Cash And Cash Equivalents, End Of Year	$ 357

The accompanying notes are an integral part of these financial statements.

4

Adaptive Infrastructure, Inc.
Statement of Equity
For the Year Ended December 31, 2024

	Common Stock		Additional Paid in Capital		Accumulated losses		Total Equity
	# Shares	$ Amount	$ Amount		$ Amount		
Balance - December 31, 2023	4,000,000	$ 40	$ 14,587	$	(13,908)	$	719
Contribution during the year	-	-	73,491		-		73,491
Net Loss for 2024	-	-	-		(73,893)		(73,893)
Balance - December 31, 2024	**4,000,000**	**$ 40**	**$ 88,078**	**$**	**(87,801)**	**$**	**317**

The accompanying notes are an integral part of these financial statements.

5

ADAPTIVE INFRASTRUCTURE, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the year ending December 31, 2024

ORGANIZATION AND NATURE OF BUSINESS

Adaptive Infrastructure, Inc. (the "Company", "we", "ours", "our" or "us") was formed in April, 2023 in accordance with Section 101 of the General Incorporation Law and is registered in the State of Delaware and is located at 874 Walker Road, Suite C, Dover, Delaware 19904, County of Kent. Adaptive Infrastructure's platform sources, develops, and operates distributed battery storage projects that interconnect to the medium voltage distribution grid, where projects can be developed in locations to meet the specific needs of smaller wholesale market participants including rural and municipal co-ops, retail electricity providers, and communities seeking to source their own power.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United State of America (U.S. GAAP). The financial statements include the operations, assets and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary of fairly present the accompanying financial statements.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash consists of amounts on deposit at financial institutions. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAX

The Company is organized as a C Corporation (Inc.). For U.S. federal income tax purposes. The Company accounts for income taxes using the asset and liability method as required by ASC Topic 740. This involves recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred taxes are calculated using enacted tax rates expected to be in effect when these differences reverse. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion will not be realized. Interest and penalties related to uncertain tax positions are recognized as components of income tax expense and included within the related tax liability on the balance sheet. The significant components of income tax expense are separately disclosed. Management has determined the impact of ASC 740 is not material hence no adjustments were recorded in the current year.

COMMITMENT AND CONTINGENCIES

Management did not specify contingent liabilities, some of contingent liabilities are, but not limited to operating lease for rent and are not considered material at the balance sheet date.

ADAPTIVE INFRASTRUCTURE, INC.

NOTES TO THE FINANCIAL STATEMENTS

For the year ending December 31, 2024

REVENUE AND EXPENSE RECOGNITION

Revenue, including any applicable fees, is recognized upon the completion of services or delivery to customers, provided that pricing is fixed or determinable, and collectability is reasonably assured. Incurred expenses related to service provision are recognized as they are accrued. The Company implemented ASU No. 2014-09, "Revenue from Contracts with Customers," effective January 1, 2019. Management has determined that a legally enforceable contract with customers is established based on agreed-upon terms and conditions. Revenue recognition aligns with the completion of service milestones or delivery of products, as specified in contractual agreements. There are no significant post-service performance obligations. Recording revenue involves no significant judgment or uncertainty. The Company does not have any Revenue as of year ended December 31, 2024.

LEASES

The Financial Accounting Standards Board (FASB) issued ASU 2016-02, "Leases" (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability for most operating leases on the balance sheet. For non-public entities, this standard is effective for fiscal years beginning after December 15, 2021. Although early adoption is permitted, the Company currently does not have any leases under the scope of this new standard; therefore, it is not applicable at this time.

GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring operating losses and negative cash flows from operations since inception, has no revenues to date, and is dependent on external financing to fund its activities.

These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued. Management's plans to mitigate these conditions include seeking additional equity or debt financing, reducing discretionary expenditures, and exploring potential strategic partnerships. There can be no assurance that such financing or strategic alternatives will be available on terms acceptable to the Company, or at all. If the Company is unable to obtain sufficient funding, it may be required to delay, scale back, or discontinue certain operational or development activities.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 11, 2025 the date which the financial statements were available.

Appendix 4 – Material Information

 Goal

This offering represents the second phase of funding for Adaptive Infrastructure Partners' New Krumkill Battery Energy Storage project in Albany, New York, building on the pre-development work supported by the first Climatize offering. The initial raise funded planning, permitting, and early project milestones. With that foundation in place, this second offering focuses on moving the project closer to construction by securing battery equipment. The project is designed to support local grid reliability during periods of high demand by storing electricity and releasing it when the grid is under strain. Proceeds are intended to fund equipment deposits to meet federal beginning of construction standards. Images for this offering are generated with Artificial Intelligence.



📍 Albany, NY

🌐

Adaptive Infrastructure Partners (AIP)

We specialize in innovative, future-ready infrastructure solutions for the electric distribution grid. We've partnered with Stem, Globus Thenken, Moment Energy, and Unified Ground to deliver a scalable, cost-effective Non-Wires Alternative (NWA) solution at the New Krumkill Substation in Albany, NY.

Team Members



Morris Cox
Founder

Project Id: 00035

Loan Type: INTEREST_ONLY	**Payment Cadence:** QUARTERLY
Interest: 10%	Term: 24 months
Goal: $ 500000	Investors: 0
Minimum Goal: $ 250000	Funded: $ 0

Project Timeline

Cancellation	3/21/2026, 11:59:00 AM
Funding	3/23/2026, 11:59:00 AM
Term Conversion (distributions start)	4/1/2026, 11:59:00 AM
Maturity (distributions end)	4/1/2028, 11:59:00 AM

(all times are local)

Financial Details

The investment consists of a 24-month interest-only loan that pays investors quarterly interest payments at an annual rate of 10%, scheduled for January 1, April 1, July 1, and October 1 following the funding date.




Appendix 5 – Defined Terms

Unless otherwise indicated, capitalized terms used in the Form C have the meaning set forth below. Additional terms may be defined in the Term Sheet, Promissory Note, or incorporated offering documents. Terms not defined in Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.) or applicable securities laws are incorporated by reference.

"<u>Accredited Investor</u>**"** means a person or entity that meets the criteria set forth in Rule 501(a) of Regulation D, including but not limited to individuals with a net worth over $1 million (excluding primary residence) or annual income exceeding $200,000 (or $300,000 jointly with a spouse).

"<u>Administrative Agent</u>" means Climatize Earth Securities LLC in its capacity as the representative of Noteholders under the Offering Materials, with authority to act on behalf of Investors for administrative and enforcement matters.

"<u>Balloon Payment</u>" means a lump-sum principal repayment due at the end of the Note term. For this Offering, the balloon payment is due at maturity and includes all unpaid principal.

"<u>Change of Control</u>" means any of the following: (1) sale or disposition of all or substantially all assets or equity of the Issuer, (2) change in over 50% of the Issuer's voting power, or (3) a merger or reorganization of the Issuer where control shifts.

"<u>Clawback</u>" means the mandatory return of Investor funds in the event of an improper release of funds in violation of Regulation Crowdfunding. The Clawback obligation survives repayment and is not subject to offset or delay.

"<u>Collateral</u>" means development-stage assets funded by the Offering, including leasehold rights, permits, interconnection deposits, equipment, and the Payment Reserve Account.

"<u>Default</u>" means a failure to perform under the terms of the Note, or other Offering Materials. Includes non-payment, breach of covenants, insolvency, or misapplication of funds.

"<u>Disqualifying Event</u>" means an event disqualifying the Issuer or its principals from relying on Regulation Crowdfunding, as defined in Rule 503 of Regulation Crowdfunding.

"<u>Early Close</u>" means a permitted early closing of the Offering if: (1) Target Offering Amount is met in settled funds, (2) the Offering has been open at least 21 days, and (3) 10 calendar days remain before the Close Date. Investors receive 5 business days' notice before the Early Close.

"<u>Escrow Agent</u>" means North Capital Securities, the third-party provider responsible for holding investor funds until the Offering's close.

"<u>Interest Rate</u>" means the fixed annual interest rate applied to the principal balance of the Note, payable quarterly.

"<u>Investor or Noteholder</u>" means any person or entity who commits capital to this Offering and receives a Note under the Promissory Note and Offering Materials.

"<u>Issuance Date</u>" means the date on which the Offering closes and the Note is issued, starting the 24-month loan term.

"Issuer" means Adaptive Infrastructure Inc., the entity conducting this Regulation Crowdfunding Offering.

"Maturity Date" means the date that occurs 24 months after the Issuance Date. At maturity, all unpaid principal and accrued interest are due in full.

"Member of the Family of the Purchaser or the Equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, and all in-laws of the purchaser; includes adoptive relationships.

"Material Change" means any change to the Issuer, Offering terms, or project information that could reasonably affect an Investor's decision. Triggers reconfirmation requirements under Regulation Crowdfunding.

"Note" means the debt instrument issued to Investors under this Offering. Described in the Promissory Note, Exhibit B, it is interest-only, secured, and subordinated.

"Notice to Proceed (NTP)" means the milestone in a solar project at which all required permits, interconnection approvals, and contracts are in place, and construction is authorized to begin.

"Offering" means the Regulation Crowdfunding investment opportunity described in this Form C, pursuant to which Notes are issued to Investors.

"Offering Amount" means the Target Offering Amount of $250,000, and the Maximum Offering Amount of $500,000.

"Offering Close Date" means the date the Offering ends, whether by Early Close or the expiration of the stated Offering period.

"Payment Reserve Account" means a reserve funded initially by the Offering proceeds to ensure quarterly interest payments.

"Payment Waterfall" means the sequence in which loan proceeds or repayments are allocated: (1) Servicing Fee, (2) Accrued Interest, (3) Principal, (4) Excess Cash. Defined in the Term Sheet.

"Promissory Note" means the contractual loan agreement between the Issuer and Investors, outlining interest, maturity, payment terms, and rights. Attached as Exhibit B.

"Regulation Crowdfunding" means a federal securities exemption under Section 4(a)(6) of the Securities Act of 1933 and 17 C.F.R. § 227.100 et seq., allowing small issuers to raise capital from the public through registered intermediaries.

"SEC" means the United States Securities and Exchange Commission.

"Security or Securities" means the Notes offered in this Form C under Regulation Crowdfunding.

"Senior Lender" means a financial institution or entity holding senior secured obligations of the Issuer. Senior Lender rights take priority over Investor rights.

"Servicing Fee" means a 0.50% annual fee on the initial loan principal that is paid to Climatize for its role as intermediary and Administrative Agent.

"Spousal Equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

"Target Offering Amount" means the minimum amount of investor commitments required to complete the Offering.

"Term Sheet" means a summary of the Offering's key financial and legal terms, attached as Exhibit C.

"Use of Proceeds" means the permitted expenditures using Offering proceeds, including project pre-development, legal/accounting expenses, and the Payment Reserve. Defined in the Term Sheet.

Limitations on Voting Rights

Noteholders have no voting rights in the Issuer's governance. In bankruptcy, Noteholders may have creditor rights under applicable law.

Modification and Termination

The Issuer may not modify the Notes after closing. Any material changes prior to closing require investor reconfirmation under Regulation Crowdfunding.

Transfer Restrictions Under Regulation CF

The securities may not be during the first year except:

- The Issuer

- An accredited investor

- As part of a registered offering

- To a member of the family of the purchaser or the equivalent, trust or in connection with the death or divorce of the purchaser or other similar circumstance.

After one year, all transfers require prior written consent from the Issuer to ensure accurate investor records.

Valuation Methodology

The Notes are issued at **par value (principal invested)** with an interest rate of **10% per annum**, reflecting market terms for early-stage, development-risk project finance securities.